Filed by Click2learn, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Click2learn, Inc.
Docent, Inc.
Commission File No.: 00-24289

To our Customers, Partners and Investors,

It is my great pleasure to share with you some exciting and significant news.

Today, we announced that Click2learn and Docent have agreed to form a new company in a merger of equals transaction. The combination will bring together two of the strongest and most innovative business performance and learning management software companies to create a single company well positioned for long-term global leadership. This news is exciting on many fronts, but most importantly because of how it will positively impact our ability to serve you—today and well into the future.

By joining forces, the combined company will enjoy compelling advantages, including:

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  The industry's most comprehensive, integrated software suite combining complementary, best in class capabilities. The new company will offer a complete suite that includes: Learning Management, Learning Content Management, Analytics, Virtual Classroom, Knowledge Management, Collaboration, and Performance Management. It is also the only company with the proven experience and track record to deliver on the promise.

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  The largest customer base in the industry—with over 600 enterprise customers—and broad market reach across geographies and industry verticals. The new company will count over 40% of the Fortune 50 and over 35% of the Global 50 among its customers. Of the largest 15 companies in the world, 60% will be customers of the new company.

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  The broadest and strongest network of strategic partners. The new company will combine relationships with the highest caliber organizations in the systems integrator, content provider, and outsourcing fields. Strong partnerships with organizations such as Accenture, Deloitte, Exult, IBM, Microsoft, NEC, Primedia, and Thomson Learning can be expected to provide customers with superior capabilities and solutions.

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  The leading R&D, Services and Customer Support teams in the industry to continue to innovate groundbreaking technologies and provide superior support to clients.

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  The financial strength to deliver results. With over $40 million in cash and the scale to leverage operational efficiencies, the company expects to be the clear choice for clients looking for a long-term supplier partnership, and for organizations looking to standardize on a single learning and performance provider.

The new entity, which will be named in the next few months, will be led by a management team and board of directors derived from both companies. I will assume the role of President in the new company, while Andrew Eckert, CEO of Docent, will serve as the CEO. Other executive management positions and the board of directors are expected to be announced in the near future.

As always, we remain committed to providing superior support for our existing products and solutions, and we are committed to delivering those capabilities in future versions. Even more importantly, customer loyalty has been critical to each company's success, and we maintain a strong commitment to a lower "total cost of ownership" by having a clear, low-cost upgrade path for all future versions of our products for our existing customers. You have our commitment that we will strive to ensure that upgrades to future versions of our combined suite will be just as easy and cost effective as a typical upgrade is today.

I'd like to invite you to join me for two conference calls on Tuesday morning, October 21.

The first will cover more details of the merger and will be held from 6 - 7 a.m. PDT / 9 - 10 a.m. EDT. The live audio of the conference call will be accessible to the public via Webcast at http://www.docent.com/about/investor_relations.html and http://home.Click2learn.com/en/investor/index.asp, or via phone at (888) 368-4278 or (706) 679-3154. Replays of the Webcast and conference call will be available through November 30 at the same URLs or via phone at (800) 642-1687 or (706) 645-9291, ID# 3525595.

The second call will announce our Q3 2003 earnings and will be held from 7 - 8 a.m. PDT / 10 - 11 a.m. EDT on Tuesday, October 21. A live Webcast of the conference call can be accessed through our Investor Relations web site at http://home.Click2learn.com/en/investor/index.asp, or via phone at (888) 368-4278 or (706) 679-3154. Replays of the Webcast and conference call will be available through November 30, 2003 at the same URL, or via phone at (800) 642-1687 or (706) 645-9291, ID# 3245616.

I realize you probably have many questions following this news. Please don't hesitate to call me directly, or your account representative. Please also visit our Website for more information and a more detailed FAQ. As you can imagine, the coming weeks will be busy ones for all of us, but we will endeavor to make ourselves available to you as quickly as possible and provide you updated information on our progress.

Your support has made this combination possible, and we look forward to continuing a strong and successful relationship with you as your primary business performance and learning management partner.

Best regards,

Kevin Oakes
CEO
Click2learn, Inc.
(425) 637-5885

SAFE HARBOR STATEMENT/ FORWARD-LOOKING STATEMENTS

Information in this communication contains forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company's product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent's and Click2learn's with the Securities and Exchange Commission, including the companies' respective 10-K and 10-Q filings.

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn.

Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.